--------------------------------------------------------------------------------
News Release                                                    . . . .
--------------------------------------------------------------------------------
                                                                  EXHIBIT (A)(6)

FOR IMMEDIATE RELEASE

              DH TECHNOLOGY, INC. AND AXIOHM S.A. PROVIDE FURTHER
              INFORMATION REGARDING PROPOSED BUSINESS COMBINATION

     SAN DIEGO, CA/July 16, 1997--DH Technology, Inc. (Nasdaq: DHTK)("DH") and Axiohm S.A., a private French company ("Axiohm"), today provided further information regarding the definitive merger agreement they have signed to combine their operations. Pursuant to the agreement, an indirect wholly-owned subsidiary of Axiohm will commence a cash tender offer today, July 16, 1997, to acquire no less than 6,500,000 shares and no more than 7,000,000 shares of the outstanding stock of DH at $25 per share. Through a subsequent exchange between Axiohm's acquisition subsidiary and Axiohm's shareholders and a merger of the subsidiary into DH, Axiohm will become a subsidiary of DH and Axiohm's shareholders will own between 5,518,524 shares and 5,833,732 shares of DH, which will represent between 79% and 85% of the outstanding shares of DH, depending upon the number of shares purchased in the tender offer and other factors.

     DH's Board has unanimously approved the tender offer and recommended that shareholders tender their shares. Axiohm has received a commitment from Lehman Brothers, Inc. to provide up to $199,000,000 in tender offer financing, subject to certain conditions, including negotiation and execution of satisfactory documentation.

     The tender offer is conditioned upon the valid tender of at least 6,500,000 DH shares, the expiration or termination of the waiting periods under applicable antitrust and competition laws, and certain other matters. The tender offer is expected to be completed in August and the subsequent merger later in 1997.

                                    -more-

     Under the terms of the agreement, DH is entitled to consider unsolicited proposals from other parties for the acquisition of DH that are superior, in the judgment of DH's Board, to the terms of the proposed transaction with Axiohm.

     The headquarters of DH will continue to be in San Diego. Mr. William H. Gibbs, the President, Chief Executive Officer and Chairman of DH's Board, is expected to remain Chief Executive Officer of the combined companies. Mr. Patrick Dupuy and Mr. Gilles Gibier, Chairman and Treasury/Secretary of Axiohm, respectively, are expected to be appointed to DH's Board as Co-Chairman. DH Technology's common stock is expected to continue to be quoted on the Nasdaq National Market.

     DH had sales of $116 million and earnings before interest and tax of $19 million during the fiscal year ended December 31, 1996. DH estimates that its revenues for the second quarter ended June 30, 1997 will be approximately $25.5 million. Axiohm had sales of approximately $95 million and earnings before interest and tax of approximately $12 million during the fiscal year ended December 31, 1996. Further financial details of the combined companies will be available in documents to be filed with the Securities and Exchange Commission today.

     Mr. Dupuy and Mr. Gibier said, "We are very excited about this combination. This is a perfect match of two companies and we are excited that Bill Gibbs has agreed to run the combined companies."

     Mr. Gibbs said, "This combination will benefit the customers of DH and Axiohm by providing a broader product line and a greater worldwide resources."

     Axiohm manufactures thermal and impact transaction printers, thermal print heads and mechanisms for use by customers engaged in retail, banking and industrial activities.

     DH Technology designs, manufactures and distributes transaction printers and mechanisms, magnetic and chip card readers, magnetic heads, impact printheads, bar code printers, and related services and supplies, such as labels and ribbons. DH's products provide solutions for any diverse applications, including freight and bar code labels, bank transactions, point-of-sale receipts and gaming tickets. DH's broad range of printing technologies, including thermal, impact, and laser printing, as well as magnetic and electronic (chip) card reading technologies.


                                     # # #